[redacted]

Ojc
3/16/11

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2011
WASH. D.C.
189

11020739

SECURITIESA
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 53495

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silverwood Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Silverwood Farm Place, 32 Pleasant Street
(No. and Street)

Sherborn, MA 01770
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Hodson-Walker
508-651-2194
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Forman, Itzkowitz, Berenson & LaGreca, P.C.
(Name – *if individual, state last, first, middle name*)

404 Wyman Street, Suite 275, Waltham, MA 02451
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/25

OATH OR AFFIRMATION

I, Jonathan Hodson-Walker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silverwood Partners LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of MA
County of Middlesex

Sworn to and subscribed before me on the 24th day of February, 2011

Notary Public's Signature
My Commission Expires 5/12/16

Notary Public

Jonathan Hodson-Walker
Signature

MANAGING PARTNER
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVERWOOD PARTNERS, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2010 AND 2009

CONTENTS

FORMAN, ITZKOWITZ, BERENSON & LAGRECA, P.C.
CPAs and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Members
Silverwood Partners, LLC
Sherborn, Massachusetts

We have audited the accompanying statements of financial condition of Silverwood Partners, LLC as of December 31, 2010 and 2009, and the related statements of income and members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silverwood Partners, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I - computation of net capital for brokers and dealers pursuant to rule 15c3-1 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The accompanying supplemental Schedule II - operating expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Forman, Itzkowitz, Berenson & LaGreca, P.C.

February 10, 2011

404 Wyman Street, Suite 275, Waltham, MA 02451-1264
Tel: (781) 487-9200 • Fax: (781) 487-9204 • www.fibl.com

SILVERWOOD PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2010	December 31, 2009
Current Assets:		
Cash and cash equivalents	$ 1,185,809	$ 1,514,206
Property and Equipment	4,939	8,666
	$ 1,190,748	$ 1,522,872

LIABILITIES AND MEMBERS' EQUITY

	December 31, 2010	December 31, 2009
Current Liabilities:		
Accounts payable and accrued expenses	$ 41,619	$ 40,812
Members' Equity	1,149,129	1,482,060
	$ 1,190,748	$ 1,522,872

The accompanying notes are an integral part of these financial statements.

SILVERWOOD PARTNERS, LLC

STATEMENTS OF INCOME AND MEMBERS' EQUITY

	Year Ended December 31,			
	2010		2009	
Revenues:				
Investment banking services	$ 805,622	32.3 %	$ 1,848,299	77.6 %
Commissions - asset sales	1,650,686	66.3	500,000	21.0
Consulting income	35,000	1.4	32,500	1.4
	2,491,308	100.0	2,380,799	100.0
Operating Expenses	1,533,889	61.6	1,308,790	55.0
Income from Operations	957,419	38.4	1,072,009	45.0
Other Income:				
Interest income	698	0.0	1,887	0.1
	698	0.0	1,887	0.1
Net Income	958,117	38.4 %	1,073,896	45.1 %
Members' Equity, Beginning	1,482,060		540,337	
	2,440,177		1,614,233	
Withdrawals	(1,291,048)		(132,173)	
Members' Equity, Ending	$ 1,149,129		$ 1,482,060	

The accompanying notes are an integral part of these financial statements.

SILVERWOOD PARTNERS, LLC

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2010	Year Ended December 31, 2009
Cash Flows from Operating Activities:		
Cash received from customers	$ 2,503,213	$ 2,400,410
Cash paid to vendors, employees and related employee expenses	(1,541,260)	(1,294,672)
Interest income	698	1,887
Net Cash Provided by Operating Activities	962,651	1,107,625
Cash Flows from Financing Activities:		
Members withdrawals	(1,291,048)	(132,173)
Net Increase (Decrease) in Cash and Cash Equivalents	(328,397)	975,452
Cash and Cash Equivalents, Beginning	1,514,206	538,754
Cash and Cash Equivalents, Ending	$ 1,185,809	$ 1,514,206

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS (Continued)

Reconciliation of Net Income to Net Cash Provided by Operating Activities:

	Year Ended December 31,	
	2010	2009
Net Income	$ 958,117	$ 1,073,896
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	3,727	8,370
Increase in accounts payable	807	25,359
Total Adjustments	4,534	33,729
Net Cash Provided by Operating Activities	$ 962,651	$ 1,107,625

The accompanying notes are an integral part of these financial statements.

Note 1 - Description of Operations

Silverwood Partners, LLC, located in Sherborn, Massachusetts, provides investment banking services to both public and privately held companies located throughout the United States. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Note 2 - Summary of Significant Accounting Policies

(a) Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using accelerated and straight-line methods over the estimated useful lives of the respective assets. The Company's capitalization policy is to generally capitalize all equipment with a cost in excess of $2,000. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

(b) Use of Estimates and Assumptions in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Income Taxes

The income from the Limited Liability Company (LLC) is included in the income tax returns of the individual members. Consequently, no provision is made for income taxes in the financial statements of the Company.

Management has evaluated significant tax positions against the criteria established by professional standards and believes there are no such tax positions requiring accounting recognition in the financial statements. Management does not believe its evaluation of tax positions will significantly change within twelve months of December 31, 2010. Any changes in tax positions will be recorded when the ultimate outcome becomes known. The Company's income tax returns are subject to examination by taxing authorities generally for three years.

Note 2 - Summary of Significant Accounting Policies

(d) Revenue Recognition

Investment banking revenues include fees net of unreimbursed expenses arising from securities placement transactions in which the company acts as an advisor or agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial restructuring services. These fees are recorded at the time a transaction is completed and the income is reasonably determinable. Obligations relating to these transactions are expensed as incurred.

Consulting fees are invoiced and recognized, per the terms of the underlying contract, as the services are performed.

(e) Cash Equivalents

The Company considers amounts invested in money market mutual funds to be cash equivalents.

(f) Advertising Costs

The Company charges to operations all advertising costs at the time the obligation is incurred. Included in operating expenses are advertising costs of $26,844 in 2010 and $42,178 in 2009.

Note 3 - Property and Equipment

Property and equipment consist of the following:

	2010	2009
Equipment	$ 18,645	$ 18,645
Furniture and fixtures	35,981	35,981
	54,626	54,626
Less accumulated depreciation	(49,687)	(45,960)
	$ 4,939	$ 8,666

Depreciation expense was $3,727 in 2010 and $8,370 in 2009.

Note 4 - Lease Commitments

The Company leases its premises from the majority member of the limited liability company under a lease expiring in August 2012. Rent expense under this lease amounted to $106,200 in 2010 and 2009.

The lease provides for monthly payments of $8,000. The lease also provides for the Company to pay real estate taxes and other operating expenses.

Projected future minimum rentals under the non-cancellable lease as of December 31, 2010 are as follows:

2011	$	96,000
2012		60,000
		156,000

Note 5 - Retirement Plan

The Company has adopted a defined contribution retirement plan covering substantially all employees. Contributions to the plan are based on employees annual compensation. The plan includes a section 401(k) salary deferral provision which allows employees to contribute to their individual accounts to the extent provided by law. The Company must make safe harbor matching contributions on employees deferrals at 100% of the first 3% of included compensation and 50% of the next 2% of included compensation. These contributions totaled $29,606 in 2010 and $30,502 in 2009. The Company can also make discretionary contributions to the plan. There were no discretionary contributions to the plan for 2010 or 2009.

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the Company maintain net capital equal to the greater of either $5,000, or 1/15 of the ratio of aggregate indebtedness to net capital, both as defined. The Company is required to provide reports quarterly, to the Securities and Exchange Commission verifying its compliance with Rule 15c3-1. The Company had net capital of $1,138,189 in 2010 and $1,467,123 in 2009 which was in excess of the Company's required minimum net capital by $1,133,189 in 2010 and $1,462,123 in 2009.

Note 7 - Concentrations

During the year ended December 31, 2010, approximately 75% of the Company's revenues were received from four customers. During the year ended December 31, 2009, approximately 75% of the Company's revenues were received from two customers.

Note 8 - Credit Risks

Throughout the year the Company maintains cash balances in excess of $250,000 in a financial institution. The Federal Deposit Insurance Corporation insures up to $250,000 for each depositor. Additionally, the Company maintains cash balances in a money market mutual fund which is not insured by the FDIC. Approximately $1,340,000 was at risk as of December 31, 2010.

Note 9 - Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, and accounts payable and accrued expenses approximate their fair market value due to the short term maturities of these instruments.

Note 10 - Reclassification of Prior Year Amounts

Certain 2009 amounts have been reclassified to conform to 2010 financial statement presentation with no effect on net income.

Note 11 - Subsequent Events

Professional standards state that an entity is required to evaluate subsequent events through the date the financial statements are issued or are available to be issued. The Company has evaluated subsequent events through the date the report was available for issuance, February 10, 2011.

SILVERWOOD PARTNERS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1

	December 31, 2010	December 31, 2009
Members' Equity	$ 1,149,129	$ 1,482,060
Less:		
Members' equity not allowable for net capital	-	-
Non-allowable assets	4,939	8,666
Other deductions		
2% haircut on money market securities	6,001	6,271
Add:		
Subordinated liabilities	-	-
Other additions	-	-
	$ 1,138,189	$ 1,467,123
Net Capital Requirement	$ 5,000	$ 5,000
Net Capital	1,138,189	1,467,123
Excess Net Capital	$ 1,133,189	$ 1,462,123

No material differences exist between the computation of net capital as calculated above and the Company's computation as reported on Part IIa of the FOCUS report (unaudited).

SILVERWOOD PARTNERS, LLC

SCHEDULE II - OPERATING EXPENSES

	Year Ended December 31,			
	2010		2009	
Salaries	$ 1,068,444	42.9 %	$ 901,003	37.8 %
Payroll taxes	59,660	2.4	49,111	2.1
Employee benefits	62,686	2.5	49,538	2.1
Advertising	26,844	1.1	42,178	1.8
Auto expense	4,821	0.2	2,549	0.1
Depreciation	3,727	0.1	8,370	0.4
Dues and subscriptions	3,505	0.1	2,772	0.1
Insurance	4,673	0.2	1,765	0.0
Internet	8,862	0.4	2,565	0.1
Licenses and permits	22,347	0.9	15,462	0.6
Meals and entertainment	15,427	0.6	10,605	0.4
Office expense and supplies	36,272	1.4	32,604	1.4
Postage and delivery	1,474	0.1	547	0.0
Professional fees	20,386	0.8	10,038	0.4
Reimbursed expenses	(11,905)	(0.5)	(19,611)	(0.8)
Rent	106,200	4.3	106,200	4.5
Repairs and maintenance	12,601	0.5	24,359	1.0
Telephone	19,106	0.8	15,705	0.7
Travel	63,665	2.6	39,632	1.7
Training and development	2,198	0.1	2,041	0.1
Utilities	2,896	0.1	11,357	0.5
	$ 1,533,889	61.6 %	$ 1,308,790	55.0 %